NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE DUE ON DEMAND

OF

DIXIE FOODS INTERNATIONAL, INC.

Issuance Date: December 15, 2014
Original Principal Amount: $100,000
Stated Note Principal Amount: $110,000 (Fees and Original Issue Discount)

THIS NOTE ("**Note**") is one of a duly authorized issue of Promissory Notes of **DIXIE FOODS INTERNATIONAL, INC.**, a corporation duly organized and existing under the laws of the State of Delaware (the "**Company**").

FOR VALUE RECEIVED, the Company hereby promises to pay to the order of **Mammoth Corporation** or its registered assigns or successors-in-interest (**"Holder"**) the principal sum of One-hundred Ten Thousand Dollars (**U.S. $110,000**), which principal amount shall include any commission paid by the Company, together with all accrued but unpaid interest thereon, if any, on the earlier of the Maturity Date or the date on which the Company closes on any transaction relating to the term sheet attached to this Note as Exhibit A, to the extent such principal amount and interest has not been repaid or converted into the Company's Common Stock, $0.001 par value per share (the **"Common Stock"**), in accordance with the terms hereof. Interest on the unpaid principal balance hereof shall not accrue during the term of this note, unless an uncured default occurs, at which time Interest on this Note shall accrue daily commencing on the date of the uncured default and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in accordance with Section 1 hereof. Notwithstanding anything contained herein, this Note shall bear interest on the due and unpaid Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 4(a) at the rate (the "**Default Rate**") equal to the lower of eighteen (18%) per annum or the highest rate permitted by law. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and any remaining amount to principal.

All payments of principal and interest on this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note or by a bank certified check. This Note may not be prepaid in whole or in part except

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as otherwise provided herein. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.

For purposes hereof the following terms shall have the meanings ascribed to them below:

"*Bankruptcy Event*" means any of the following events: (a) the Company or any subsidiary commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any subsidiary thereof; (b) there is commenced against the Company or any subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"*Business Day*" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York are authorized or required by law or executive order to remain closed.

"*Change in Control Transaction*" will be deemed to exist if (i) there occurs any consolidation, merger or other business combination of the Company with or into any other corporation or other entity or person (whether or not the Company is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the voting stockholders of the Company prior to such event cease to own 50% or more of the voting power, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any "going private" transaction under Rule 13e-3 promulgated pursuant to the Exchange Act or tender offer by the Company under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Company's Common Stock), (ii) any person (as defined in Section 13(d) of the Exchange Act), together with its affiliates and associates (as such terms are defined in Rule 405 under the Act), beneficially owns or is deemed to beneficially own (as described in Rule 13d-3 under the Exchange Act without regard to the 60-day exercise period) in excess of 35% of the Company's voting power, (iii) there is a replacement of more than one-half of the members of the Company's Board of Directors which is not approved by those individuals who are members of the Company's Board of Directors on the date thereof, (iv) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Company, determined on a consolidated basis, or (v) the Company enters into any agreement providing for an event set forth in (i), (ii), (iii) or (iv) above.

"Conversion Ratio" means, at any time, a fraction, of which the numerator is the entire outstanding Principal Amount of this Note (or such portion thereof that is being redeemed or repurchased), and of which the denominator is the Conversion Price as of the date such ratio is being determined.

"Conversion Price" shall equal 65% of the Market Price.

"Convertible Securities" means any convertible securities, to exchange for shares of Common Stock.

"Equity Conditions" shall mean (i) the resale of all Underlying Shares is covered by an effective registration statement which is not subject to any suspension or stop order (with a current and deliverable prospectus that is not subject at the time to any blackout or similar circumstance) or permitted pursuant to an exemption including pursuant to Rule 144(b)(1)(i) under the Securities Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Market Price" shall equal the average of the 5 lowest trades of the Common Stock for any Trading Day(s) during the Pricing Period, or the closing bid price on the last day of the pricing period.

"Pricing Period" shall mean the fifteen trading days preceding the date of the applicable conversion notice. The Pricing Period may be extended to the day before the shares issued pursuant to the conversion notice are delivered, in the event the shares issued are registered or an exemption from registration is available. Delivered shall mean the date the shares clear deposit into Holder's brokerage account, which shall be the date Holder is able to trade the shares free from restrictions of any kind including by the Holder's Brokerage firm, DTC, Issuer or Issuer's Transfer Agent (the "Extended Pricing Period"). The pricing period will be extended in the event the Market Price calculated using the Extended Pricing Period would be lower. Extending the pricing period will not adjust the number of shares delivered but will adjust the, market price, conversion price and the amount the note is reduced as a result of the conversion, and will be memorialized by and Amended Conversion Notice, which will be submitted to the Issuer by the Holder, if applicable.

"Principal Amount" shall refer to the sum of (i) the original principal amount of this Note, (ii) all accrued but unpaid interest hereunder, and (iii) any default payments owing under the Agreements but not previously paid or added to the Principal Amount.

"Principal Market" shall mean the OTC Markets or such other principal market or exchange on which the Common Stock is quoted for trading.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Trading Day" shall mean a day on which there is trading on the Principal Market.

"Underlying Shares" means the shares of Common Stock into which the Notes are convertible (including interest or principal payments in Common Stock as set forth herein) in accordance with the terms hereof.

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The following terms and conditions shall apply to this Note:

Section 1. <u>Interest Payments</u>.

(a) *Interest Payments.* As long as a default does not occur, Interest shall not accrue on the remaining unconverted principal balance of this Note ("**Interest Amount**").

Section 2. <u>Conversion</u>.

(a) <u>Conversion Right</u>. Subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at such Holder's option, at any time and from time to time to convert the outstanding Current Principal Amount under this Restated Note in whole or in part by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as <u>Exhibit A</u> (the "**Conversion Notice**"), which may be transmitted by facsimile or email. Notwithstanding anything to the contrary herein, this Note and the outstanding Principal Amount hereunder shall not be convertible into Common Stock to the extent that such conversion would result in the Holder hereof exceeding the limitations contained in, or otherwise violating the provisions of, Section 2(i) below.

(b) <u>Common Stock Issuance upon Conversion</u>.

(i) *Conversion Date Procedures.* Upon conversion of this Note pursuant to Section 2(a) above, the outstanding Current Principal Amount of the Restated Note elected to be converted hereunder shall be converted into such number of fully paid, validly issued and non-assessable shares of Common Stock, free of any liens, claims and encumbrances and without any restrictions or legends (if the shares are registered or if an exemption from registration is available and restricted if the shares are not registered or an exemption from registration is unavailable), as is determined by dividing the amount of the Current outstanding Principal Amount of this Restated Note being converted by the then applicable Conversion Price:

For example, a $40,000 conversion amount with a Conversion Price of $0.25 would be entitled to 160,000 conversion shares ($40,000/$0.25).

Obligor shall pay holder liquidated damages in the event holder does not receive free trading shares after a conversion notice has been sent, if the shares are registered or an exemption from registration is available and restricted if the shares are not registered or an exemption from registration is unavailable. The Liquidated Damages are not a penalty but are designed to set and limit damages, which are uncertain and cannot be known at this time. The damages will be the greater of: (1) 100% of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid interest, if any); (2) the product of (A) the average of the 20 highest closing prices at any time up to the date a judgment is entered by the Court times the number of shares that would be delivered on the date of the default if the entire note were converted using the thirty days preceding the date of the default as the Pricing Period.

(ii) *Delivery.* The Company will deliver to the Holder not later than three (3) Trading Days after the Conversion Date, shares (which certificate(s) shall be free of restrictive legends and trading restrictions if the shares are registered or an exemtption from registration is available) representing the number of shares of Common Stock being acquired

upon the conversion of this Note via Deposits and Withdrawal at Custodian (DWAC), if possible and unrestricted certificates if the shares cannot be sent via DWAC. If in the case of any conversion hereunder, such shares are not delivered to the Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such shares, to rescind such conversion, in which event the Company shall immediately return this Note tendered for conversion. If the Company fails to deliver to the Holder such shares pursuant to this Section 2 of this Agreement (free of any restrictions on transfer or legends, if the shares are registered or if an exemption from registration is available and restricted if the shares are not registered or an exemption from registration is unavailable) in accordance herewith, prior to the fifth Trading Day after the Conversion Date, the Company note shall be in default.

          (iii)   *Surrender of Note Not Required.* The date of any Conversion Notice hereunder and any Payment Date shall be referred to herein as the **"Conversion Date"**. If the Holder is converting less than all of the outstanding Principal Amount hereunder pursuant to a Conversion Notice, the Company shall promptly deliver to the Holder (but no later than five Trading Days after the Conversion Date) a Note for such outstanding Principal Amount as has not been converted if this Note has been surrendered to the Company for partial conversion. The Holder shall not be required to physically surrender this Note to the Company upon any conversion hereunder unless the full outstanding Principal Amount represented by this Note is being converted or repaid. The Holder and the Company shall maintain records showing the outstanding Principal Amount so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon each such conversion or repayment.

        (c)   <u>Conversion Price Adjustments</u>.

          (i)   *Stock Dividends, Splits and Combinations.* If the Company or any of its subsidiaries, at any time while the Notes are outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in shares of Common Stock, (B) subdivide outstanding Common Stock into a larger number of shares, or (C) combine outstanding Common Stock into a smaller number of shares, then each Affected Conversion Price (as defined below) shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 3(c)(i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

        As used herein, the Affected Conversion Prices (each an **"Affected Conversion Price"**) shall refer to: (i) the Conversion Price, and (ii) each reported lowest closing bid price occurring on any Trading Day included in the period used for determining the Conversion Price, which Trading Day occurred before the record date in the case of events referred to in clause (A) of this subparagraph 3(c)(i) and before the effective date in the case of the events referred to in clauses (B) and (C) of this subparagraph 3(c)(i).

(ii)   *Distributions.* If the Company or any of its subsidiaries, at any time while the Notes are outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its subsidiaries (excluding those referred to in Section 3(c)(i) above), then concurrently with such distributions to holders of Common Stock, the Company shall distribute to holders of the Notes the amount of such indebtedness, assets, cash or rights or warrants which the holders of Notes would have received had all their Notes been converted into Common Stock at the Conversion Price immediately prior to the record date for such distribution.

(iii)   *Rounding of Adjustments.* All calculations under this Section 3 or Section 1 shall be made to 4 decimal places for dollar amounts or the nearest 1/100th of a share, as the case may be.

(iv)   *Notice of Adjustments.* Whenever any Affected Conversion Price is adjusted pursuant to Section 3(c)(i), (ii) or (iii) above, the Company shall promptly deliver to each holder of the Notes, a notice setting forth the Affected Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

(v)   *Change in Control Transactions.* In case of any Change in Control Transaction, the Holder shall have the right thereafter to, at its option, convert this Note, in whole or in part, at the Conversion Price into the shares of stock and other securities, cash and/or property receivable upon or deemed to be held by holders of Common Stock following such Change in Control Transaction, and the Holder shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which this Note could have been converted immediately prior to such Change in Control Transaction would have been entitled if such conversion were permitted, subject to such further applicable adjustments set forth in this Section 3. The terms of any such Change in Control Transaction shall include such terms so as to continue to give to the Holders the right to receive the amount of securities, cash and/or property upon any conversion or redemption following such Change in Control Transaction to which a holder of the number of shares of Common Stock deliverable upon such conversion would have been entitled in such Change in Control Transaction, and interest payable hereunder shall be in cash or such new securities and/or property, at the Holder's option.   This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

(vi)   *Notice of Certain Events.* If:

A.   the Company shall declare a dividend (or any other distribution) on its Common Stock; or

B.   the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

C.   the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

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D. the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share of exchange whereby the Common Stock is converted into other securities, cash or property; or

E. the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

(d) Reservation and Issuance of Underlying Securities. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of this Note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Notes, not less than such number of shares of Common Stock as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Exchange Agreement) be issuable (taking into account the adjustments under this Section 3 but without regard to any ownership limitations contained herein) upon the conversion of this Note hereunder in Common Stock (including repayments in stock). The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable, and freely tradeable (provided the shares are registered or an exemption from registration is available and restricted if the shares are not registered or an exemption from registration is unavailable).

(e) No Fractions. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a share of Common Stock at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock, rounded to the nearest whole share of common stock.

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(f) <u>Charges. Taxes and Expenses</u>. Issuance of certificates for shares of Common Stock upon the conversion of this Note (including repayment in stock) shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; <u>provided, however,</u> that in the event certificates for shares of Common Stock are to be issued in a name other than the name of the Holder, this Note when surrendered for conversion shall be accompanied by an assignment form; and <u>provided further,</u> that the Company shall not be required to pay any tax or taxes which may be payable in respect of any such transfer.

(g) <u>Cancellation</u>. After all of the Principal Amount (including accrued but unpaid interest and default payments at any time owed on this Note) have been paid in full or converted into Common Stock, this Note shall automatically be deemed canceled and the Holder shall promptly surrender the Note to the Company at the Company's principal executive offices.

(h) <u>Notices Procedures</u>. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by facsimile, by email, or by a nationally recognized overnight courier service to the Company at the facsimile telephone number or address of the principal place of business of the Company as set forth in the Exchange Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile or email, upon receipt if received on a Business Day prior to 5:00 p.m. (Eastern Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Eastern Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.

(i) <u>Conversion Limitation</u>. Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon conversion pursuant to the terms hereof shall not exceed a number that, when added to the total number of shares of Common Stock deemed beneficially owned by such Holder (other than by virtue of the ownership of securities or rights to acquire securities (including the Notes) that have limitations on the Holder's right to convert, exercise or purchase similar to the limitation set forth herein), together with all shares of Common Stock deemed beneficially owned at such time (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) by the holder's "affiliates" at such time (as defined in Rule 144 of the Act) ("**Aggregation Parties**") that would be aggregated for purposes of determining whether a group under Section 13(d) of the Securities Exchange Act of 1934 as amended, exists, would exceed 4.9% of the total issued and outstanding shares of the Common Stock (the "**Restricted Ownership Percentage**"). The Holder shall have the right at any time and from time to time to reduce its Restricted Ownership Percentage immediately upon notice to the Company and at any time and from time to time, to increase its Restricted Ownership Percentage immediately in the event of the announcement as pending or planned, of a Change in Control Transaction. Conversions shall also be limited as follows.

(j)   Piggyback Registration.   If at any time the Company proposes or is required to register any of its equity securities under the Securities Act or file an amendment to any registration statement covering any of its securities, (other than registrations on Form S-4 or Form S-8 or any similar successor forms thereto), the Company shall notify holder of its intention to register its securities and will use its commercially reasonable efforts to cause all shares issuable pursuant to conversions of this note, to be registered under the Securities Act with the securities which the Company at the time proposes to register to permit the sale or other disposition by the, unless within five (5) Business Days after the Issuer sending notice of its intention to register securities, Holder elects that this note and the shares underlying it not be included in that registration. Any registration shall include, if necessary, the filing with the SEC a post-effective amendment or a supplement to the registration statement filed by the Company or the prospectus related thereto. There is no limitation on the number of such piggyback registrations pursuant to the preceding sentence which the Company is obligated to effect.

Section 3. Defaults and Remedies.

(a)   Events of Default.   An "**Event of Default**" is: (i) a default in payment of any amount due hereunder which default continues for more than 5 business days after the due date thereof; (ii) a default in the timely issuance of Underlying Shares upon and in accordance with terms hereof, which default continues for five Business Days after the Company has received written notice informing the Company that it has failed to issue shares or deliver stock certificates within the fifth day following the Conversion Date; (iii) failure by the Company for fifteen (15) days after written notice has been received by the Company to comply with any material provision of any of the Notes or the Exchange Agreement (including without limitation the failure to issue the requisite number of shares of Common Stock upon conversion hereof and the failure to redeem Notes upon the Holder's request following a Change in Control Transaction pursuant to Section 3(c)(v); (iv) a material breach by the Company of its representations or warranties in the Exchange Agreement,; (v) any default after any cure period under, or acceleration prior to maturity of, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company for in excess of $500,000 or for money borrowed the repayment of which is guaranteed by the Company for in excess of $500,000, whether such indebtedness or guarantee now exists or shall be created hereafter; or (vi) if the Company is subject to any Bankruptcy Event.

(b)   Remedies. If an Event of Default occurs and is continuing with respect to any of the Notes, the Holder may declare all of the then outstanding Principal Amount of this Note and all other Notes held by the Holder, including any interest due thereon, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (v) and (vi) of Section 4(a), this Note shall become due and payable without further action or notice. In the event of such acceleration, the amount due and owing to the Holder shall be the greater of: (1) 100% of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid interest, if any); (2)) the product of (A) the average of the 20 highest closing prices at any time up to the date a judgment is entered by the Court times the number of shares that would be delivered on the date of the default if the entire note were

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converted using the thirty days preceding the date of the default as the Pricing Period. The remedies under this Note shall be cumulative.

Section 4. General.

(a) Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys' fees and expenses, which may be incurred by the Holder in successfully enforcing this Note and/or collecting any amount due under this Note.

(b) Savings Clause. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.

(c) Amendment. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

(d) Assignment, Etc. The Holder may assign or transfer this Note. The Holder shall notify the Company of any such assignment or transfer promptly. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and permitted assigns.

(e) No Waiver. No failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.

(f) Governing Law; Jurisdiction.

(i) *Governing Law.* THIS NOTE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(ii) *Jurisdiction.* This Note shall be deemed to have been executed in Lake County, Illinois, the State and County where Holder executes this Note and the County from where funds are being sent and to where funds are to be repaid. The Company and KENNETH A. ANTOS expressly agree and consent that the Nineteenth Judicial Circuit in Lake County Illinois or

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the United States District Court for the Northern District of Illinois shall have sole jurisdiction of any action pertaining to this note.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete three days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Holder's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(iii)   *NO JURY TRIAL.*   THE COMPANY AND THE LIMITED GUARANTOR HERETO KNOWINGLY AND VOLUNTARILY WAIVE ANY AND ALL RIGHTS EACH MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, OR IN ANY WAY RELATING OR REFERRING TO THIS NOTE.

(g)   Replacement Notes. This Note may be exchanged by Holder at any time and from time to time for a Note or Notes with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same. No service charge will be made for such registration or exchange. In the event that Holder notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for registration number and Principal Amount, if different than that shown on the original Note), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Note.

(h)   Waiver.   The Company hereby waives any and all demands of any nature whatsoever, any and all notices of any nature whatsoever, dishonor, presentment of any kind whatsoever, and protest of or in connection with the Note or any Indebtedness.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on the day and in the year first above written.

The Company:
DIXIE FOODS INTERNATIONAL, INC.

By:
Name: KENNETH A. ANTOS
Title: CEO

The Holder:
MAMMOTH CORPORATION

By: _____
Name: Brad Hare
Title: President

Personal Guaranty

The undersigned, KENNETH A. ANTOS, (the "Guarantor") will be personally liable to Mammoth Corporation for damages suffered by Mammoth Corporation as a result of any breach of this agreement and/or for the balance of this Convertible Promissory Note. The guaranty hereunder shall be unconditional and absolute and the undersigned waives all rights of subrogation and set-off until all sums under this guaranty are fully paid. The undersigned further waives all suretyship defenses or defenses in the nature thereof, generally. This guaranty shall be binding upon and inure to the benefit of the parties, their successors, assigns and personal representatives.

The Guarantor:

By: _____
Name: KENNETH A. ANTOS

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SECURITY AGREEMENT

This SECURITY AGREEMENT (the "Agreement"), dated December 15, 2014, is by and between Mammoth Corporation ("Lender" or "Pledgee"), and KENNETH A. ANTOS and Richard Groberg (collectively the "Pledgor"), as follows:

1. Security Interests. Simultaneously with the execution and delivery of this Agreement, the Lender has loaned the sum of $110,000 to DIXIE FOODS INTERNATIONAL, INC.. Such loan is evidenced by:

    (a) DIXI Mammoth Note 1 (the "Note") in the principal sum of $110,000 between Lender and DIXIE FOODS INTERNATIONAL, INC. dated the same date as this Security Agreement;

In consideration of such loan and financial accommodations by the Lender to the Pledgor, the Pledgor hereby conveys, assigns, transfers and grants a security interest in, and pledges the Collateral (as hereinafter described) to the Lender to secure the performance and payment of the Note and any and all other indebtedness, obligations or liabilities of the Pledgor to the Lender, whether arising under or pursuant to this Agreement, the Note, any other instrument executed in connection with or securing the performance or payment or arising under this Agreement, the Note, or otherwise, and whether now owing or hereafter arising, whether direct or indirect, whether liquidated or unliquidated, and including, specifically and without limitation, any and all indebtedness, obligations, of the Pledgor to the Lender (all of which indebtedness, obligations, and liabilities are collectively referred to as the "Indebtedness").

2. Collateral. The Pledgor has delivered to and deposited the following securities with the Lender as Collateral under this Agreement:

SECURITIES COMPRISING COLLATERAL

Number of Shares	Description of Securities and Name of Issuer	Name(s) in Which Registered
1,000,000	Shares of DIXIE FOODS INTERNATIONAL, INC. issued more than 6 months ago delivered in certificate form with an acceptable legal opinion indicating that Mammoth Corporation may sell the shares without restriction pursuant to Rule 144 in the event of an uncured default.	Pledgor – delivered to pledgee together with medallion guaranteed stock power

3. Representation, Warranties and Covenants. The Pledgor represents, warrants, covenants and agrees that:

    (a) all information and financial statements made or furnished by the Pledgor in any financial, credit or accounting statements or application for credits, contemporaneously with or subsequent to the execution of this Agreement, are or will be true, correct, complete and genuine;

    (b) all securities deposited with the Lender pursuant to the provisions of this Agreement as Collateral hereunder:

        (1) were properly issued, drawn, made and/or accepted, as appropriate, duly authorized, and not issued in violation of the preemptive rights of any person or entity or of any agreement, covenant, instrument, judgment, degree, by-law, or corporate charter provision by which the Pledgor or any issuer of such securities is bond; and

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(k) the Pledgor:

    (1) will promptly pay and discharge, or cause to be paid and discharged, as the same shall become due an payable, all personal property taxes and other charges lawfully levied and imposed by the United States of America or by any state, county or municipality or other taxing body upon the Collateral, and upon the income or profits thereof, and

    (2) will not suffer any lien, charge or claim which might or could be held to be prior to or on parity with the lien of the Lender hereunder, to be created or to remain outstanding upon the Collateral, or any part thereof,

Provided however, if any of such taxes or governmental assessment are not paid by the Pledgor prior to delinquency thereof, the Lender may at its option pay such taxes or assessments and any interest, costs or penalties in connection therewith, or any part thereof, unless the Pledgor, in good faith, is contesting such taxes or assessments, and in the event the Lender shall pay any such taxes, assessments, interests, costs, penalties, or expenses incident to or in connection with the collection of the Collateral or protection or enforcement of the Collateral, any amounts so paid by the Lender, shall be due and payable by the Pledgor to the Lender, and the Pledgor, upon demand of the Lender, shall pay to the Lender the full amount thereof together with interest accruing thereon at the maximum lawful nonusurious contract rate of interest permitted by applicable state or federal law (whichever is greater) as such laws now exist or may be amended in the future, from the date of any such payment. This Agreement shall operate as security therefor as fully and to the same extent as it operates as security for payment of the other obligations secured hereunder, and for the enforcement of such repayment the Lender shall have every right and remedy provided for enforcement or payment of the obligations secured hereunder;

    (l) in the event that any corporation or entity which has issued any of the Collateral shall, while any part of the indebtedness remains unpaid, declare or make any reclassification, readjustment, split, or other modification of such issuer's capital structure, or any part of the Collateral, the Pledgor will immediately notify the Lender thereof, and all new, modified, reclassified, readjusted, substituted or additional shares or other certificates or securities issued by such issuer shall be covered by, and be delivered to and held by the Lender under the terms of, this Agreement in the manner as all other Collateral;

    (m) the Lender shall not be responsible in any way for any depreciation or decline in the value of the Collateral or any part thereof, nor shall the Lender have any duty or responsibility whatsoever to take any steps to preserve rights against prior parties or to enforce collection of the Collateral by legal proceedings or otherwise, although it may do so at its option as provided in Paragraph 4 hereof, is being understood that the sole duty of the Lender, its successors and assignees, hereunder is to receive collections, remittances and payments on the Collateral as and when made and received by the Lender, and, at the Lender's option, applying the amount of amounts so received, after deduction of any collection costs incurred, as payment upon the Indebtedness or holding the same for the account and order of the Pledgor;

    (n) the Pledgor agrees to pay to the Lender all advances, charges, costs and expenses (including reasonable attorney's fees and legal expenses) incurred by the Lender, in connection with protecting the Lender against claims or interests of any third person against the Collateral, and in exercising any rights, power or remedy conferred by this Agreement or by law (including, but not limited to, attorney's fees and legal expenses incurred by the Lender and the amounts incurred in connection with the operation, maintenance or foreclosure of any or all of the

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Collateral, but excluding the expenses relating to the negotiation of this agreement and any expenses incurred for the preparation and filing of a financing statement), and in the event the Lender shall pay any such advances, charges, costs and expenses, any amounts so paid by the Lender shall be due and payable by the Pledgor to the Lender, and the Pledgor, upon demand of the Lender, shall pay to the Lender the full amount thereof together with interest accruing thereon at the maximum lawful nonusurious contract rate of interest as such laws now exist or may be amended in the future. from the date of any such payments by the Lender until repaid to the Lender in full; and

    (o) the Pledgor will, upon request of the Lender, execute and deliver or cause to be executed and delivered such further instruments, and will do, or cause to be done, such further acts as may be necessary or proper to carry out more effectually the purposes of this Agreement or to protect or to perfect the security interest in the Collateral, or any part thereof.

4.   <u>Rights and Remedies</u>. The Lender is hereby fully authorized and empowered (without the necessity of any further consent or authorization from the Pledgor) and the right is expressly granted to the Lender. and the Pledgor hereby constitutes, appoints and makes the Lender as the Pledgor's true and lawful attorney and agent-in-fact for the Pledgor and in the Pledgor's name, place, and stead, with full power of substitution, in the Lender's name or the Pledgor's name or otherwise, for the Lender's sole use and benefit, but at the Pledgor's cost and expense, to exercise all or any of the following powers at any time with respect to all or any of this Collateral:

    (a) notify account debtors or the obligors on the Collateral to make and deliver payment to the Lender as provided hereunder;

    (b) receive, endorse. collect by legal proceedings or otherwise, and demand payment directly from the makers, drawers. acceptors. issuers and/or obligors of the Collateral and receipt for all sums and amounts now or hereafter repayable on or with respect to the Collateral, provided, however that all such sums so paid to and received by the Lender shall be applied as provided herein;

    (c) from time to time extend the time of payment, arrange for payment in installments or otherwise modify the terms of or enter any other agreements in any wise relating to or affecting the Collateral, and in connection therewith may deposit or surrender control of any security held therefor, accept other property in exchange for any security held therefor and take such action as it may deem proper, and any money or property received in exchange for any security held therefor shall be applied on the Indebtedness or thereafter be held by the Lender pursuant to the provisions hereof;

    (d) make any compromise or settlement the Lender deems desirable with respect to the Collateral;

    (e) insure. process and preserve the Collateral;

    (f) IN THE EVENT OF AN UNCURED DEFAULT ONLY, Mammoth Corporation shall have the right to exercise and enforce all of the other rights, powers and remedies of the holder and owner of the Collateral and the liens. if any, securing the payment thereof, INCLUDING (BUT NOT BY WAY OF LIMITATION) THE RIGHT TO BUY SELL OR HYPOTHECATE SUCH COLLATERAL, to the extent permitted under applicable securities laws: Mammoth's sole obligation will be to return the number of shares posted as collateral under this agreement in the event of timely repayment of the obligation and. in the event of a default, its obligation will be to return any remaining shares, if any, after sufficient shares

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have been sold to satisfy the obligation owed to Mammoth Corporation: this provision, however, shall not preclude Mammoth Corporation's ability to assign in whole or in part any rights it has under this agreement;

(g) demand, sue for, collect, receive, receipt for, compound and give acquaintance for any and all amounts, money or property at any time payable or receivable on account of or in exchange for, any of the Collateral;

provided however, the Pledgor shall be under no obligation or duty to exercise any of the powers hereby conferred upon it under this paragraph, and shall be without liability for any act or failure to act in connection with the collection of, or the preservation of any rights under any Collateral.

5. Remedies Upon Default.

(a) The following events are hereby defined for all purposes of this Agreement as "default";

(1) The failure to pay, when due any indebtedness, or any installment or part thereof;

(2) The closing bid price reaching the level specified in Promissory Note. Also, in the event that the issuer of the shares posted for collateral does any of the following: initiates a reverse split; receives notification of delisting ; receives notification of conditional listing pending compliance with reporting requirements; or undergoes some other similar significant adverse change in the status of the issuer;

(3) If Pledgor, or any other person, business or entity, causes there to be, any liens or encumbrances, adverse claim of any kind, or any other impediment of any kind to the sale of the above described shares of stock, except for the Promissory Note and Security Agreement between Pledgor and Mammoth Corporation;

(4) The Pledgor, or any maker, drawer, acceptor, endorser, guarantor, surety, accommodation party or other person now or hereafter primarily or secondarily liable upon or for payment of any part of the Note or any Indebtedness, or for performance of any part of this Agreement or any agreement or instrument creating, evidencing, securing, or executed or delivered in connection with any Indebtedness (each hereinafter called an "Other Liable Party") dies or becomes incapacitated (if a natural person) or becomes insolvent (however such insolvency may be evidenced);

(5) If the Pledgor or any Other Liable Party shall file a voluntary petition in bankruptcy or for relief under any provision of any federal bankruptcy law or similar law of any other jurisdiction;

(6) If any involuntary petition under any federal bankruptcy law or similar law of any other jurisdiction shall be filed against the Pledgor or any Other Liable Party and such involuntary petition is not dismissed within ninety (90) days thereafter;

(7) If the Pledgor or any Other Liable Party shall be adjudicated a bankrupt or insolvent, make an assignment for the benefit of creditors, call a meeting of creditors or for the appointment of a committee of creditors or a liquidating agent, or offer to receive from any creditors a composition or extension of any indebtedness of any of them;

(8) If the Pledgor or any Other Liable Party shall file any petition or answer seeking for itself any arrangement, composition, winding up, liquidation, readjustment, extension, reorganization, or dissolution under any federal bankruptcy law or any applicable present

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or future law, statute or regulation under federal law or any other jurisdiction, or shall file any answer admitting the material allegations of a petition or complaint filed against the Pledgor or any Other Liable Party in any such proceeding;

(9) If any judgment, injunction, order or other process, or any proceeding, procedure or remedy supplementary to or in enforcement of judgment shall be resorted to or commenced against the Pledgor or any Other Liable Party, or with respect to the Collateral or any property of any of them;

(10) If any governmental authority, or any court at the instance thereof, shall take possession of the Collateral or any substantial part of the property of or assume control over the affairs or operations of the Pledgor or any Other Liable Party, or if a receiver, trustee, liquidate, conservator, rehabilitator, or any other similar individual , judicial officer or committee shall be appointed for the Pledgor or any Other Liable Party, or take possession of all or any substantial part of, or a writ or order or attachment, sequestration, or garnishment shall be issued or made against any of the Collateral or property of the Pledgor or any Other Liable Party, or if the Pledgor or any Other Liable Party shall see. consent to or acquiesce in any of the foregoing;

(11) The failure to withhold, collect or remit any tax or the failure to pay, as they become due, any debts or taxes for which the Pledgor or any Other Liable Party is primarily or secondarily liable, or if any such debt shall become due and payable by acceleration of maturity thereof, or if any event or condition shall occur which shall permit the holder of any such debt to declare it due and payable upon the lapse of time, giving of notice or otherwise;

(12) If the Pledgor or any Other Liable Party (if other than a natural person) shall be dissolved, wound up, liquidated or otherwise terminated, or be a party to any merger, corporate reorganization or consolidation without the written consent of the Lender;

(13) The whole or partial suspension or discontinuance of usual business or failure in business of or by the Pledgor or any Other Liable Party, including the imminent or threatened occurrence of any of the foregoing events;

(14) If the Pledgor or any Other Liable Party shall sell substantially all or any integral portion of its assets or makes a bulk transfer without the written consent of the Lender:

(15) If the Pledgor or any Other Liable Party makes or has made to Lender or furnished or has furnished the Lender any representation, warranty, financial or other information, or statements which are untrue or misleading in any respect;

(16) If the Pledgor or any Other Liable Party violates any covenants, agreement or condition contained in this Agreement, the Note or any related documents executed at or about the time of this Agreement;

(17) The failure of the Pledgor, any Other Liable Party or the Collateral to comply with applicable margin regulations of the Federal Reserve Board; or

(18) The occurrence of any other event defined as a default in the Note or any instrument creating, evidencing. securing. or executed or delivered in connection with any Indebtedness.

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(b) In the event of default, Lender will send written notice. by facsimile. to Pledgor. who will then immediately cure the default. In the event one or more defaults occur:

    (1) The Lender may cause all shares of stock and all registered evidences of indebtedness then or thereafter pledged hereunder to be transferred into its own name (if not already so registered) or that of its nominee. and thereafter, the Lender may begin liquidating the collateral posted under this agreement in the open market. Lender may dispose of some (or all of the shares posted as collateral. through a block bid and Pledgor, by signing below, agrees that such a disposition of the shares is commercially reasonable. Upon Lender liquidating sufficient shares to cover the principal, interest, penalties and the expenses provided under this Agreement and under the Promissory Note. Lender shall return any unsold collateral to Pledgor. Pledgor agrees to sign any and all documents necessary or expedient to allow Lender to liquidate the shares as provided in this Section Pledgor agrees that in the event that the shares are not transferable by Lender because of any action, inaction or other reason, the reasonable measure of damages shall be the closing ask price of the Shares at the time of default times the number of shares described in Section 2 of this agreement.

    (2) In the event of each and every default. the Lender may declare the principal amount of the Note, any unmatured Indebtedness secured hereby, and any accrued interest thereon. if not already due and payable, to be immediately due and payable, and upon such declaration, the Note, such Indebtedness and the accrued interest thereon shall become and be immediately due and payable, anything contained in this Agreement, the Note, or any agreement or instrument creating. evidencing, securing, or executed or delivered in connection with any such Indebtedness to the contrary notwithstanding. The sale of shares posted as collateral. however. shall not be contingent on providing notice of any kind to Pledgor. Any such declaration may be made by notice in writing to the Pledgor and may be sent in conformance with Section 9 of this agreement This provision. however, is subject to the condition that if at any time after such declaration and prior to the date of maturity as stated in the Note or the agreement or instrument creating or evidencing any Indebtedness, all arrears of principal and interest thereon (with interest, if any to the extent permitted by law, at the rate specified therein on any overdue interest) and the reasonable collection expense of the Lender, its agents and attorneys, shall either be paid by or for the account of Pledgor, and all defaults as aforesaid (other than the payment of principal and accrued interest which has been accelerated by declaration) shall have been made good or cured to the satisfaction of the Lender. then and in every such case the Lender may, at its option evidenced by an instrument of waiver and rescission, waive such default and its consequences and rescind such declaration, and thereupon the Lender and the Pledgor shall be restored to their former respective positions and rights thereunder, provided however, that no waiver shall extend to or affect any subsequent default or impair or exhaust any right or power thereon.

    (3) In addition to the rights and remedies listed above. the Lender shall have then or at any time thereafter the rights and remedies provided in the Uniform Commercial Code in force in the State of Illinois at the date of execution of this Agreement.

6. Waiver.

    (a) The Pledgor and each Other Liable Party hereby waive:

        (1) any and all demands of any nature whatsoever. any and all notices of any nature whatsoever, dishonor. presentment of any kind whatsoever. and protest of or in connection with the Note or any Indebtedness;

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(2) any rights either under any statute or rule of law pertaining to the marshalling of assets or under any statutes or rules of law that require valuation or appraisement of the Collateral or the sale of the Collateral, or any part thereof, in any sequence or order, or pro rate or in any other manner not herein specifically provided for;

(3) any rights under any statute or rule of law pertaining to or that requires as a condition precedent to exercising any right under and pursuant to the terms of this Agreement, any action of any nature to collect the Note or any Indebtedness from the Pledgor or any Other Liable Party, or to reduce the same to judgment against the Pledgor or any Other Liable Party, or secure performance of or under any provision of the Note or any other agreement or instrument creating evidencing, securing, or executed or delivered in connection with any Indebtedness, or the transaction contemplated thereby; and

(4) any defense arising by reason of any disability or other defense of any Other Liable Party, by reason of the cessation from any cause whatsoever of the liability of any Other Liable Party, any right to subrogation, any right to enforce any remedy which the Lender now has or may hereafter have against the Pledgor or any Other Liable Party and any benefit of and rights to participate in any Collateral or security whatsoever now or hereafter held by the Lender.

(b) The Pledgor and each Other Liable Party authorizes the Lender, without notice or demand and without any reservation of rights against the Pledgor or any Other Liable Party and without affecting the Pledgor's or any Other Liable Party's liability hereunder or on the Indebtedness, from time to time to:

(1) Renew, extend for any period, accelerate, modify, compromise, settle or release the obligation of the Pledgor or any Other Liable Party with respect to any or all of the Indebtedness or Collateral;

(2) Take and hold any other property as collateral, other than the Collateral, for the payment of any or all of the Indebtedness, and exchange, enforce, waive and release any or all of the Collateral or such other property;

(3) Apply the Collateral or such other property and direct the order or manner of sale thereof as the Lender in its discretion may determine; and

(4) Release or substitute the Pledgor or any Other Liable Party.

7. <u>Satisfaction and Discharge</u> When the Note and all Indebtedness shall have been paid in full and any and all other obligations under this Agreement have been discharged, the Lender shall deliver to the Pledgor all of the Collateral together with any additions thereto and substitutions therefor, and shall cause to be executed and delivered such instruments as may necessary to cancel this Agreement and revest existing rights, titles and interests of the Lender in and to the Collateral.

8. <u>Transfer of Indebtedness or Collateral</u> The Lender may transfer any or all of the Indebtedness, and upon such transfer the Lender may transfer any or all of the Collateral and shall be fully discharged thereafter from all liability with respect to the Collateral so transferred, and the transferree shall be vested with all rights, powers and remedies of the Lender hereunder with respect to any Collateral so transferred; but with respect to any Collateral not so transferred, the Lender shall retain all rights, powers and remedies hereby given The Lender may at any time deliver any or all of the Collateral to

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the Pledgor whose receipt shall be a complete and full acquittance for the Collateral so delivered, and the Lender shall thereafter be discharged from any liability therefor.

9. Notices. Notices and other communications hereunder shall be in writing and shall be delivered by mail, facsimile, express delivery, or other reasonable manner.

    If to the Lender:

> Mammoth Corporation
> 1 First Bank Plaza
> Suite 205
> Lake Zurich, IL 60047
> (888) 434-0001
> Fax: (847) 540-5045
> brad a,mammothcash.com

    If to the Pledgor:

> KENNETH A. ANTOS
> c/o KCI Investments,LLC
> 4033 South Dean Martin Drive
> Las Vegas, NV 89103
> rgroberg@kciconnect.com

Any party may amend their address set forth above upon notice given in the same manner as provided for any other kind of notice.

10. Survival of Agreements, Representations and Warranties. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Pledgor in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement, any investigation at any time made by the Lender or on behalf, and the acquisition and disposition of the Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Pledgor pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties by the Pledgor hereunder.

11. Miscellaneous.
    a) This Agreement shall not prejudice the right of the Lender at its option to enforce collection of the Note or any other Indebtedness held by suit or in any lawful manner, or to resort to other security for the payment of such Note or Indebtedness. The execution and delivery of this Agreement shall in no manner impair or affect any other security (by endorsement or otherwise) for the payment of the Indebtedness shall impair in any manner or affect this Agreement. All such present and future additional security is to be considered as cumulative security.

    (b) No right or remedy in this Agreement, the Note or any other agreement or instrument creating evidencing, securing, or executed or delivered in connection with the Note or any other Indebtedness is intended to be exclusive of any right or remedy. Neither this Agreement nor the exercise by the Lender of (or the failure to so exercise) any rights, power or remedy conferred herein or by law shall be construed as relieving any person liable on the Indebtedness from full liability on the Indebtedness and for any deficiency thereon.

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(c) No delay or omission by the Lender to exercise any right or remedy shall impair such right or remedy or any other right or remedy or shall be construed to be waiver of any default or an acquiescence therein.

(d) The invalidity or unenforceability of any of the rights or remedies herein provided in any jurisdiction shall not in any was affect the right to the endorsement in such jurisdiction or elsewhere of any of the other rights or remedies herein provided.

(e) This Agreement is being delivered and is intended to be performed in Lake County, Illinois and venue for any action arising hereunder shall be in that county. Pledgor expressly agrees and consents that the Lake County Circuit Court shall have sole jurisdiction of any action pertaining to this Agreement. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States.

(f) This Agreement shall be binding upon and inure to the benefit of the respective heirs, successors, representatives and authorized assigns of the parties hereto. The term "Pledgor", as used throughout this Agreement shall (regardless of use of the singular form) mean the Pledgor, individually and/or collectively. Where the context so requires, the masculine gender includes the feminine and neuter gender, the singular includes the plural, and vice versa. The obligations and agreements of the Pledgor hereunder are joint and several. The Pledgor is and shall be deemed to be a "debtor" within the meaning of that term as defined in the Uniform Commercial Code.

(g) If maturity of the Note or any Indebtedness shall be accelerated for any reason other than default, the obligations thereupon shall be credited for the full amount of any interest then unearned which has been collected heretofore by the Lender.

(h) This Agreement, along with the Promissory Note and accompanying written documents, embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

(i) The headings in this Agreement are for the purpose of reference only, and shall not limit or otherwise affect any of the terms hereof.

(j) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A document, including this Security Agreement and the Promissory Note and all documents relating thereto, signed and received by facsimile shall be deemed to be an original document and shall be deemed binding and effective

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EXECUTED and delivered as of the date first above written

Mammoth Corporation

By: ______________________

Print Name: ______________________

Title: ______________________

KENNETH MANTOS

By: ______________________

Print Name KENNETH MANTOS

Title: CEO

Richard Groberg



By: ______________________

Print Name: Richard Groberg



Title: CFO & VP

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NOTICE OF
COLLATERAL LIQUIDATION ON DEFAULT
AND AGREEMENT TO COOPERATE

We, KENNETH A. ANTOS and Richard Groberg understand and agree that in the event of an uncured default on DIXI **Erik Kerr** Mammoth Note 1 dated December 15, 2014, between Mammoth Corporation and Integrated Freight Corporation (the "Promissory Note"), and the default is not cured Mammoth Corporation will begin liquidating the shares of stock pledged as described in the Security Agreement. WE will sign any and all documents necessary to assure that the shares are fully transferable by Mammoth Corporation in the event of a default to allow for the sales. WE further represent and warrant that there are not now, nor will WE cause there to be, any liens or encumbrances, adverse claim of any kind, or any other impediment to the sale of the shares of stock described in the Security Agreement, except for the Security Agreement between me and Mammoth Corporation dated Monday, December 15, 2014. WE understand that Mammoth Corporation will return to me any remaining shares, if any, after the principal, interest, penalties and expenses have been satisfied through the liquidation of the shares.

WE agree to indemnify and hold harmless Mammoth Corporation (and its agents, officers, and assigns) in the event any legal action occurs in the event of any sale of the shares and, in addition to indemnifying Mammoth Corporation (and its agents, officers, and assigns), WE will pay for any and all costs of litigation incurred by Mammoth Corporation (and its agents, officers, and assigns), including reasonable attorney fees, whether any such legal action is brought against or by Mammoth Corporation (and its agents, officers, and assigns) in connection with any litigation arising from the sale of the shares of stock described in the Security Agreement.

KENNETH A. ANTOS

By: _____
         KENNETH A. ANTOS

RICHARD GROBERG

By: _____
         RICHARD GROBERG

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Authorization for TCA to Disburse

$110,000 to Mammoth Corporation

Dixie Foods International, Inc. Irrevocably authorizes TCA Global Fund Management ("TCA") to pay from the closing of any funding provided by TCA or an affiliate of TCA the amount of **$110,000** to the following bank account or address:

      Bank: Bank of America
                Lake Zurich, Illinois

      ABA: 026009593

      Credit: Mammoth Corporation

      Acct.:   291008244583

Brad Hare, Pres.
Mammoth Corporation
1 First Bank Plaza
Suite 205
Lake Zurich, IL 60047
(847) 540-5044



VPc CFO for

KENNETH A. ANTOS, CEO
Dixie Foods International, Inc.

12/18/14

Date

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EXHIBIT A

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Debenture)

TO: DIXIE FOODS INTERNATIONAL, INC.

RE: DIXI MAMMOTH NOTE NUMBER 1

The undersigned hereby irrevocably elects to convert a portion of the of the principal amount of the above Debenture into Shares of Common Stock of DIXIE FOODS INTERNATIONAL, INC., according to the conditions stated therein, as of the Conversion Date written below. Please note that should the Conversion Price in effect for this conversion be less than the Par Value ($0.001) of the Company's Common Stock, the principal reduction resulting from this conversion will be less than the dollar amount of the conversion as set forth below.

Conversion Date:

Amount to be converted: $

Market Price $

Conversion Price per share: $

Number of shares of Common Stock to be issued:

Amount of Principal Reduced: $

Amount of Debenture unconverted: $

Please issue the shares of Common Stock in the following name and to the following address: **Mammoth Corporation**
DELIVERY INSTRUTCTIONS:

Issue to: **Mammoth Corporation**

Name: **Brad Hare**

Authorized Signature:

Title: **President**

Phone Number: **(847) 540-5044**

Broker DTC Participant Code:

Account Number:

13

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